UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of                     July                     , 20 10
Perusahaan Perseroan (Persero)
PT TELEKOMUNIKASI INDONESIA

(Translation of registrant’s name into English)
Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)
[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]
Form 20-F ☑     Form 40-F ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]
Yes ☐     No ☑
[If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-     ]

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA
(Registrant)
Date July 30, 2010	By	/s/ Hendra Purnama
(Signature)
Hendra Purnama Acting VP Investor Relations/ Corporate Secretary

PRESS RELEASE
No. TEL. 184/PR .000/COP-A0070000/2010
TELKOM ADDS 6.7M CELLULAR SUBSCRIBERS AND GROWS TOTAL
REVENUE IN FIRST HALF 2010
Jakarta, July 30, 2010 — PT Telekomunikasi Indonesia Tbk. (“TELKOM”) has filed its un-audited Consolidated Financial Statements (“Consolidated Statements”) for the six month period ended June 30, 2010 with BAPEPAM-LK, the Indonesian Capital Market Supervisory Agency.
Complete copies of the un-audited balance sheets and income statements for the first half 2010 are attached to this press release. For complete versions of all the documents above, please visit www.telkom.co.id.
For the first half 2010, TELKOM recorded an increase in total revenue of Rp1,631 billion or 5% compared with the same period in 2009. The increase is mainly attributable to the rise in Data, Internet and IT Services revenue of Rp1,558 billion or 18%. Cellular revenue increased by Rp439 billion or 3%, while Fixed Line revenue declined by Rp760 billion or 10% compared to first half 2009.
Operating Expenses for the first half increased by Rp1,849 billion or 9%. The increase is primarily due to a rise in Operating and Maintenance Expenses of Rp1,394 billion, or 20%, and an increase in Depreciation and Amortization Expenses of Rp737 billion or 11% as a result of the Node B (3G) expansion as well as the roll out of additional domestic and international backbone to support the broadband business in the future, for both fixed and mobile. Personnel Expenses and General and Administration Expenses declined by Rp213 billion and Rp119 billion, respectively.
The decrease in gain on foreign exchange of Rp439 billion compared to the previous period led to increase in Other Expenses-net by Rp440 billion or 1,124% and resulted net income of Rp6.0 trillion. Meanwhile, TELKOM saw an increase in EBITDA of Rp529 billion, representing growth of 2.9%, as it rose from Rp18,253 billion to Rp18,782 billion.
We added 6.7 million new cellular customers during first half 2010, an increase of 16.2% to 88.3 million total subcribers. Meanwhile our fixed broadband services reached 1.4 million subscribers, representing growth of 73.6% compared to the same period last year.
A Summary of the balance sheet, income statements and operational highlights follows:

	H1/2009	H1/ 2010	% Increase
	(In Billion Rp.)		(decrease)
Total Assets	94,258.5	99,050.3	5.1
Total Liabilities	51,652.2	49,429.6	(4.3)
Minority Interest	8,495.5	9,747.5	14.7
Total Equity	34,110.8	39,873.3	16.9
Operating Revenue	32,612.0	34,243.1	5.0
Operating Expense	21,034.9	22,883.6	8.8
Operating Income	11,577.1	11,359.5	(1.9)
Net Income	6,043.8	6,003.3	(0.7)
EBITDA	18,253	18,782	2.9
EBITDA Margin (%)	56.0	54.8	(1.2)
The Financial Statements are prepared in according with Generally Accepted Accounting Standards in Indonesia

				% Increase
	Unit	H1/2009	H1/2010	(decrease)
Line in Service:
— Wireline	Subs (000)	8,706	8,397	(3.5)
— Wireless	Subs (000)	13,491	15,896	17.8
Total Fixed Lines	Subs (000)	22,197	24,293	9.4
Customer Base Cellular:
— kartuHALO	Subs (000)	2,017	2,098	4.0
— simPATI	Subs (000)	53,613	60,201	12.3
— Kartu As	Subs (000)	20,384	26,017	27.6
Total Customer Base Cellular	Subs (000)	76,014	88,316	16.2
ADSL (Speedy)	Subs (000)	816	1,416	73.6
MOU Cellular	Billion minutes	68.1	58.5	(14.1)
ARPU Cellular/month	Rp. ‘000	47	43	(9)
The Consolidated Statements reflect certain changes imposed by the Financial Accounting Standards Board of the Indonesian Institute of Accountants, effective January 1, 2010. Whereas Interconnection revenue in the Statement of Income was previously presented on a net basis, it is now shown on a gross basis and Interconnection expenses are included as operating expenses. Outgoing Interconnection revenue, which was previously classified as Interconnection revenue, is now presented as Fixed Line and Cellular revenue. The 2009 presentation has been reclassified to conform to the current treatment.
“We are pleased that we were able to increase total revenues in the first half of 2010 in spite of a challenging economic environment, especially on fixed line which we are defending,” said TELKOM’s President Director, Rinaldi Firmansyah. “Our EBITDA was up 2.9% compared to last year’s result, while as a result of the appreciation of the Rupiah against other currencies, net income decreased slightly. We also made significant progress in the half in attracting additional customers through an aggressive marketing campaign and the continued buildout of Indonesia’s most reliable cellular network. We remain optimistik about meeting our full-year 2010 target as we work to drive revenues and increase operating margins in the second half”
HENDRA PURNAMA
Acting Vice President Investor Relations/Corporate Secretary
For further information, please contact:
Investor Relations/Corporate Secretary
PT TELEKOMUNIKASI INDONESIA, Tbk
Tel:	62-21-5215109
Fax:	62-21-5220500
Email:	investor@telkom.co.id
Website: www.telkom.co.id
PT Telekomunikasi Indonesia, Tbk. (“TELKOM”) is the largest telecommunication and network services provider in Indonesia. Serving millions of customers nationwide, we provide a strong portfolio of information and communication services, including fixed wireline and fixed wireless telephone, mobile cellular, data and internet, and network and interconnection services, directly or through our subsidiaries. We have broadened our business portfolio to encompass TIME — telecommunications, information, media and edutainment. TELKOM’s shares are listed in the Indonesian Stock Exchange (IDX: TLKM) and its American Depository Shares are listed in the New York Stock Exchange (NYSE:TLK) and London Stock Exchange (LSE:TKIA)
Disclaimer
This document contains financial conditions and results of operation and may contain projections, plans, strategies, and objectives of the Company, which would be treated as forward looking statements within the meaning of applicable law.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (UNAUDITED)
JUNE 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

	2009	2010
	Rp.	Rp.	US$
ASSETS

CURRENT ASSETS
Cash and cash equivalents	8,276,168	8,271,849	912,504
Temporary investments	281,785	366,235	40,401
Trade receivables
Related parties — net of allowance for doubtful accounts of Rp.105,465 million in 2009 and Rp.226,046 million in 2010	779,849	921,294	101,632
Third parties — net of allowance for doubtful accounts of Rp.1,361,231 million in 2009 and Rp.1,087,103 million in 2010	2,959,173	3,805,276	419,777
Other receivables — net of allowance for doubtful accounts of Rp.9,299 million in 2009 and Rp.6,364 million in 2010	56,359	92,922	10,251
Inventories — net of allowance for obsolescence of Rp.70,547 million in 2009 and Rp.75,180 million in 2010	449,673	506,653	55,891
Prepaid expenses	2,200,836	3,112,643	343,369
Claims for tax refund	222,544	240,157	26,493
Prepaid taxes	809,900	361,797	39,911
Other current assets	24,217	50,406	5,560

Total Current Assets	16,060,504	17,729,232	1,955,789

NON-CURRENT ASSETS
Long-term investments — net	165,587	208,594	23,011
Property, plant and equipment — net of accumulated depreciation of Rp.67,802,439 million in 2009 and Rp.77,796,312 million in 2010	72,780,789	75,715,330	8,352,491
Property, plant and equipment under Revenue-Sharing Arrangements — net of accumulated depreciation of Rp.254,940 million in 2009 and Rp.190,508 million in 2010	449,055	332,339	36,662
Prepaid pension benefit cost	256	730	81
Advances and other non-current assets
	2,135,888	3,010,780	332,132
Goodwill and other intangible assets — net of accumulated amortization of Rp.6,913,373 million in 2009 and
Rp.8,300,212 million in 2010	2,530,166	1,918,589	211,648
Escrow accounts	48,491	41,853	4,617
Deferred tax assets — net	87,780	92,881	10,246

Total Non-current Assets	78,198,012	81,321,096	8,970,888

TOTAL ASSETS	94,258,516	99,050,328	10,926,677

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

1

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (UNAUDITED) (continued)
JUNE 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

	2009	2010
	Rp.	Rp.	US$
LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Trade payables

Related parties	2,046,431	2,319,698	255,896
Third parties	7,876,896	6,278,228	692,579
Other payables	17,868	17,007	1,876
Taxes payables	1,203,203	923,033	101,824
Dividend payables	9,057,086	8,371,268	923,471
Accrued expenses
	2,614,705	3,330,530	367,406
Unearned income	2,175,184	2,502,200	276,029
Advances from customers and suppliers	877,494	297,188	32,784
Short-term bank loans	53,339	39,118	4,315
Current maturities of long-term liabilities
	6,825,315	6,720,487	741,366

Total Current Liabilities	32,747,521	30,798,757	3,397,546

NON-CURRENT LIABILITIES
Deferred tax liabilities — net	3,481,230	3,928,216	433,339
Accrued long service awards	114,215	206,777	22,810
Accrued post-retirement health care benefits	2,236,372	1,560,931	172,193
Accrued pension and other post-retirement benefits costs	943,660	559,120	61,679
Long-term liabilities — net of current maturities
Obligations under finance leases	398,168	459,385	50,677
Two-step loans — related party	3,447,691	2,856,919	315,159
Notes	27,000	149,133	16,452
Bank loans	7,483,279	8,910,312	982,936
Deferred consideration for business combinations	773,043	—	—

Total Non-current Liabilities	18,904,658	18,630,793	2,055,245

MINORITY INTEREST	8,495,516	9,747,485	1,075,288

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

2

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (UNAUDITED) (continued)
JUNE 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

	2009	2010
	Rp.	Rp.	US$
STOCKHOLDERS’ EQUITY
Capital stock — Rp.250 par value per Series A Dwiwarna share and Series B share
Authorized — 1 Series A Dwiwarna share and 79,999,999,999 Series B shares
Issued and fully paid — 1 Series A Dwiwarna share and 20,159,999,279 Series B shares	5,040,000	5,040,000	555,985
Additional paid-in capital	1,073,333	1,073,333	118,404
Treasury stock — 490,574,500 shares in 2009 and 2010	(4,264,073)	(4,264,073)	(470,389)
Difference in value arising from restructuring transactions and other transactions between entities under common control	360,000	478,000	52,730
Difference due to change of equity in associated companies	385,595	385,595	42,537
Unrealized holding gain from available-for-sale securities	6,171	42,235	4,659
Translation adjustment	244,017	229,047	25,267
Difference due to acquisition of minority interest in subsidiary	(437,290)	(439,444)	(48,477)
Retained earnings
Appropriated	15,336,746	15,336,746	1,691,864
Unappropriated	16,366,322	21,991,854	2,426,018

Total Stockholders’ Equity	34,110,821	39,873,293	4,398,598

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	94,258,516	99,050,328	10,926,677

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

3

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
SIX MONTHS PERIOD ENDED JUNE 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars, except per share and per ADS data)

	2009	2010
	Rp.	Rp.	US$
OPERATING REVENUES
Telephone
Fixed lines	7,444,556	6,684,932	737,444
Cellular	13,960,216	14,399,196	1,588,439
Interconnection	1,437,189	1,522,962	168,005
Data, internet and information technology services	8,664,157	10,222,319	1,127,669
Network	590,050	554,990	61,223
Other telecommunications services
	515,808	858,697	94,727

Total Operating Revenues	32,611,976	34,243,096	3,777,507

OPERATING EXPENSES
Depreciation and amortization
	6,685,475	7,422,580	818,817
Personnel
	3,679,919	3,467,140	382,475
Operations, maintenance and telecommunication services	7,015,540	8,409,733	927,715
General and administrative
	1,237,871	1,118,510	123,388
Interconnection	1,464,168	1,499,321	165,397
Marketing	951,906	966,291	106,596

Total Operating Expenses	21,034,879	22,883,575	2,524,388

OPERATING INCOME	11,577,097	11,359,521	1,253,119

OTHER (EXPENSES) INCOME
Interest income	231,265	174,473	19,247
Equity in net loss of associated companies	(2,969)	(4,974)	(549)
Interest expense	(938,093)	(957,984)	(105,679)
Gain on foreign exchange — net	550,454	111,245	12,272
Others — net	120,197	198,093	21,853

Other expenses — net	(39,146)	(479,147)	(52,856)

INCOME BEFORE TAX	11,537,951	10,880,374	1,200,263

TAX EXPENSE
Current	(2,802,894)	(2,228,384)	(245,823)
Deferred	(488,577)	(588,969)	(64,972)

	(3,291,471)	(2,817,353)	(310,795)

INCOME BEFORE MINORITY INTEREST IN NET INCOME OF CONSOLIDATED SUBSIDIARIES	8,246,480	8,063,021	889,468

MINORITY INTEREST IN NET INCOME OF CONSOLIDATED SUBSIDIARIES — net	(2,202,667)	(2,059,746)	(227,220)

NET INCOME	6,043,813	6,003,275	662,248

BASIC EARNINGS PER SHARE
Net income per share	306.04	305.21	0.03
Net income per ADS (40 Series B shares per ADS)	12,241.60	12,208.40	1.20
See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

4